Exhibit 20(b)


                              [Newmont Gold Logo]
                                Press Release

Investor Contact:   Terry Terens        Media Contact:   Doug Hock
                    (303) 837-6141                       (303) 837-5812


NEWMONT RESERVES INCREASE 29 PERCENT TO 37.1 MILLION OUNCES

     DENVER, February 20, 1997 -- Newmont Gold Company ended 1996 with 37.1 million equity ounces of proven and probable gold reserves, an increase of 8.3 million ounces, or 29 percent, from reserves of 28.8 million ounces reported at the end of 1995.

     The company converted 9.4 million ounces of previously identified mineralized material to reserves, added 1.3 million ounces through new discoveries and revisions of previous estimates, and added 0.8 million ounces as a result of a court decision authorizing the company to increase its ownership in Minera Yanacocha in Peru to 51.4 percent from 38 percent. This more than offset mine depletion of 3.2 million ounces for the year.

     "This marks our sixth consecutive year of increased reserves and the most ounces we have added in any year in our history," said Newmont Chairman, President and Chief Executive Officer Ronald C. Cambre. "On a gross basis, reserves rose 16.8 million ounces, or 46 percent, to 53.3 million ounces.
This is the true measure of success of Newmont's global exploration effort."

     Cambre added, "It is significant at a time of low gold prices that our reserves are primarily low-cost ounces. Newmont is projecting a 10 percent decline in total cash cost per ounce of production in 1997 to approximately $200. Furthermore, 86 percent of our reserves can be profitably produced at a gold price of $350 an ounce."

     Reserves were added net of depletion at both Carlin, Nevada and Minera Yanacocha. Reserves were reported for the first time from the Batu Hijau project in Indonesia and La Herradura in Mexico. In addition, Newmont booked
4.8 billion pounds of copper into reserves from its share of the Batu Hijau project.

     At Carlin, reserves increased to a record 22.1 million equity ounces, up from 20.9 million ounces in 1995, despite mining depletion of 2.3 million ounces. Reserves from underground deposits increased to 3.8 million ounces from 1.2 million ounces. Additions included 2 million equity ounces from the West Leeville/Four Corners area, including the Newmont/Barrick HD Venture property where Newmont holds a 60 percent interest. Another million ounces were added at the Deep Star, Carlin and Rain underground mines. Reserves from open pit mines at Carlin declined to 15.6 million ounces from 17.1 million ounces.

     Reserves at Minera Yanacocha increased to 6.1 million ounces (3.1 million equity ounces) from 4.9 million ounces (1.9 million equity ounces) as the conversion of 1.9 million ounces from the Yanacocha Norte and Encajon deposits and the addition of 500,000 ounces at Carachugo more than offset depletion of
1.2 million ounces.

     Batu Hijau represented the largest addition to 1996 reserves, with the conversion of 12.1 million ounces (5.4 million equity ounces) from the previously defined mineralized material category. Newmont holds a 45 percent interest in Batu Hijau. Also placed in reserves at Batu Hijau were 10.6 billion pounds (4.8 billion equity pounds) of copper. Newmont is awaiting final construction and forestry permits from the Indonesian government. Engineering and pre-construction site preparation are nearing completion. Marketing of the copper/gold concentrate and arranging the required project financing are proceeding on schedule. Production could begin in late 1999.

     An additional 1.7 million ounces (740,000 equity ounces) were converted from mineralized material for the La Herradura project in northern Mexico. Newmont holds a 44 percent interest in La Herradura, which is scheduled to begin production in 1998.

     Reserves from the 80 percent-owned Minahasa mine in Indonesia and the 50 percent-owned Zarafshan-Newmont Joint Venture in Uzbekistan declined slightly due to mining depletion and a draw-down of stockpiles for processing.

     During 1996, mineralized material not in reserves was added in Carlin's Turf, Goldbug and Pete deposits and in the Yanacocha Sur and Oeste deposits in Peru. However, with the large conversion of ounces to reserves and the reduction in Newmont's equity share in Batu Hijau to 45 percent from 80 percent following the signing of a joint venture agreement with Sumitomo Corporation last March, mineralized material not in reserves declined from 1995.

     Proven and probable reserves are based on extensive drilling, sampling, and mine modeling from which economic feasibility has been determined. Mineralized material not in reserves is only potentially economic under current or reasonably expected conditions. Further drilling, technological changes or a higher gold price is required before these deposits can be classified as reserves. Generally, new discoveries are classified as mineralized material until the economic feasibility of mining the deposit is determined. Over the past five years, Newmont has converted 71 percent of its mineralized material into reserves.

     Newmont Gold is 91 percent owned by Newmont Mining Corporation.

                             Newmont Gold Company
                   1996 & 1995 PROVEN AND PROBABLE RESERVES
                    U.S. Units (short tons, ozs/short ton)

                                                         DECEMBER 31, 1996
                                    1996
                                  PERCENT      TONNAGE        GRADE          OUNCES      EQUITY OZ
 DEPOSITS                         EQUITY     (000 TONS)     (OZ/TON)         (000)         (000)
   CARLIN OPEN PIT                    100       272,587        0.057         15,620         15,620

   CARLIN UNDERGROUND                 100         3,719        0.551          2,049          2,049
   CARLIN UNDERGROUND                  60         7,050        0.425          2,993          1,796
   STOCKPILES AND IN PROCESS          100        53,767        0.050          2,673          2,673

 TOTAL CARLIN, NV                               337,123        0.069         23,335         22,138


 MINERA YANACOCHA, PERU                51       198,107        0.031          6,109          3,138
 ZARAFSHAN-NEWMONT, UZBEKISTAN         50       231,669        0.035          8,211          4,105

 MINAHASA, INDONESIA                   80         7,739        0.247          1,913          1,530
 LA HERRADURA, MEXICO                  44        54,408        0.031          1,683            740
 TOTAL INTERNATIONAL                            491,923        0.036         17,916          9,513

 (EXCLUDING BATU HIJAU)
                       GOLD                                    0.012         12,096          5,443

 BATU HIJAU, INDONESIA                 45     1,006,593
                                                               (cu%)    billion lbs    billion lbs

                       COPPER                                  0.528         10.631          4.784

 TOTAL GOLD RESERVES                                                         53,347         37,094



                                                   DECEMBER 31, 1995

                                     TONNAGE       GRADE        OUNCES       EQUITY OZ
 DEPOSITS                          (000 TONS)    (OZ/TON)       (000)          (000)
   CARLIN OPEN PIT                    316,174       0.054       17,143          17,143

   CARLIN UNDERGROUND                   1,931       0.632        1,220           1,220
   CARLIN UNDERGROUND                       0                        0               0
   STOCKPILES AND IN PROCESS           47,730       0.053        2,521           2,521

 TOTAL CARLIN, NV                     365,835       0.057       20,884          20,884


 MINERA YANACOCHA, PERU               137,071       0.036        4,911           1,865
 ZARAFSHAN-NEWMONT, UZBEKISTAN        241,794       0.036        8,632           4,316

 MINAHASA, INDONESIA                   10,526       0.204        2,147           1,717
 LA HERRADURA, MEXICO
 TOTAL INTERNATIONAL                  389,391       0.040       15,690           7,898

 (EXCLUDING BATU HIJAU)


 TOTAL GOLD RESERVES                                            36,574          28,782

Reserves - Calculated at gold price of $400/ounce or less. A reduction in the gold price to $350/ounce would cause an approximate 14 percent decline in reserves; at $300/ounce the reduction would be approximately 25 percent.

     Carlin, Nevada - Reserves calculated using a cutoff grade of at least
     0.006 ounce/ton for oxide material (27 percent of reserves) and 0.07 ounce/ton for mill grade refractory material (57 percent of reserves). Cutoff grade for bioleachable refractory ore at Gold Quarry is 0.03 ounce/ton (16 percent of reserves).
     Yanacocha - Oxide material above 0.01 ounce/ton. Equity ownership increased to 51.4 percent in 1996 from 38 percent in 1995 as a result of a ruling by the Superior Court of Peru in February, 1997. Zarafshan-Newmont - Stockpiled material whose tonnage and grade were confirmed by drilling and are guaranteed by State entities of the Republic of Uzbekistan. To date grade mined is approximately 10% higher than guaranteed grade.
     Minahasa - Reserves of mostly refractory material calculated using a cutoff grade of 0.058 ounce/ton.
     La Herradura - Reserves based on a feasibility study completed in 1996. Construction is scheduled to begin in 1997.
     Batu Hijau - Reserves based on a feasibility study completed in 1996. Construction, awaiting permits from the Indonesian government, is scheduled to begin in 1997.

                             Newmont Gold Company
               1996 & 1995 MINERALIZED MATERIAL NOT IN RESERVES
                    U.S. Units (short tons, ozs/short ton)

                                                 DECEMBER 31, 1996        DECEMBER 31, 1995

                                      1996
                                    PERCENT     TONNAGE       GRADE        TONNAGE       GRADE
 DEPOSITS                           EQUITY    (000 TONS)    (OZ/TON)     (000 TONS)    (OZ/TON)

   CARLIN OPEN PIT                      100      126,756       0.050        165,243       0.048
   CARLIN UNDERGROUND                   100        8,938       0.314          4,516       0.309

   CARLIN UNDERGROUND                    60          500       0.328          7,113       0.348
   STOCKPILES AND IN PROCESS            100        8,353       0.046          9,127       0.046

 TOTAL CARLIN, NV                                144,547       0.067        185,999       0.065


 MINERA YANACOCHA, PERU                  51      217,457       0.024        149,758       0.028
 MINAHASA, INDONESIA                     80          396       0.157          1,226       0.116

 LA HERRADURA, MEXICO                    44       14,908       0.032         51,096       0.035

 MEZCALA, MEXICO                         44       54,587       0.027         44,993       0.024
 TOTAL INTERNATIONAL                             287,348       0.025        247,073       0.029
 (EXCLUDING BATU HIJAU)


                       GOLD                                    0.005                      0.016

 BATU HIJAU, INDONESIA                   45      803,481                    919,538

                                                               (cu%)                      (cu%)
                       COPPER                                  0.333                      0.610

Material Not In Reserves - Calculated from drill hole data and other information. After preliminary analysis this material has been found to have economic potential but feasibility of a mining operation has not yet been demonstrated. While there is no assurance that this material will be reclassified as reserves, it is reported only where the potential exists for reclassification.

     Carlin, Nevada - Material which requires a higher gold price, improvements in the economic feasibility of processing low grade refractory material and more information on underground projects. Yanacocha, Peru - Oxide material which requires additional drilling to confirm economic feasibility. Equity ownership increased to 51.4 percent in 1996 from 38 percent in 1995 as a result of a ruling by the Superior Court of Peru in February, 1997.
     Minahasa - Small oxide deposits whose economic exploitation has not yet been demonstrated.
     Batu Hijau - Deeper material which could be mined by open pit method but requires additional drilling.
     La Herradura - Oxide material not included in reserve because of marginal economics.
     Mezcala - Potential open pit mine of oxide material. Additional drilling and feasibility studies are in progress.

           INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS
                AND EMPLOYEES OF NEWMONT MINING CORPORATION AND
               NEWMONT GOLD COMPANY AND OTHER REPRESENTATIVES OF
                NEWMONT MINING CORPORATION WHO MAY COMMUNICATE
              WITH SANTA FE PACIFIC GOLD CORPORATION SHAREHOLDERS


     The following is information concerning the directors, executive officers and employees of Newmont Mining Corporation ("Newmont Mining") and Newmont Gold Company ("Newmont Gold") and other representatives of Newmont Mining who may communicate with Santa Fe Pacific Gold Corporation ("Santa Fe") shareholders with respect to (i) the planned merger of Homestake Mining Company ("Homestake") with Santa Fe pursuant to which Santa Fe will become a wholly-owned subsidiary of Homestake and each outstanding share of Santa Fe common stock, $0.01 par value (each a "Santa Fe Share" and collectively the "Santa Fe Shares"), will be converted into the right to receive 1.115 shares of Homestake common stock, $1.00 par value, and (ii) Newmont Mining's intention to commence an offer, as described in and subject to terms and conditions set forth in the Preliminary Prospectus dated January 7, 1997 contained in the Registration Statement on Form S-4 of Newmont Mining (Registration No. 333-19335), to exchange each outstanding Santa Fe Share for
0.40 of a share of Newmont Mining common stock, $1.60 par value (the "Offer").

     Newmont Mining's proposed offer has not been commenced. The Offer, if commenced, will expire on the 20th business day after such commencement, unless and until Newmont Mining extends the period of time for which the Offer will be open. Any such extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. It is Newmont Mining's current intention to extend the Offer, if commenced, until all conditions thereto have been either satisfied or waived.

     Newmont Mining's principal executive offices are located at 1700 Lincoln Street, Denver, Colorado 80203. Santa Fe's principal executive offices are located at 6200 Uptown Boulevard NE, Suite 400, Albuquerque, New Mexico 87110.

                  DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES
                  OF NEWMONT MINING AND NEWMONT GOLD WHO MAY
                    COMMUNICATE WITH SANTA FE SHAREHOLDERS


                                        PRESENT OFFICE OR
                                         OTHER PRINCIPAL
         NAME AND PRINCIPAL               OCCUPATION OR
        BUSINESS ADDRESS (1)                EMPLOYMENT

 Rudolph I.J. Agnew  . . . . . . .   Director; Chairman of
  7, Eccleston Street                World Conservation
  Belgravia, London SW1W 9LX         Monitoring Centre
  England

 J.P. Bolduc . . . . . . . . . . .   Director; Chairman and
  JPB Enterprises, Inc.              Chief Executive
  8808 Centre Park Drive #204        Officer of JPB
  Columbia, Maryland  21045          Enterprises, Inc.

 Ronald C. Cambre  . . . . . . . .   Director; Chairman,
                                     President and Chief
                                     Executive Officer

 Joseph P. Flannery  . . . . . . .   Chairman, President
  Uniroyal Holding, Inc.             and Chief Executive
  70 Great Hill Road                 Officer of Uniroyal
  Naugatuck, Connecticut  06770      Holding, Inc.

 Leo I. Higdon, Jr.  . . . . . . .   Director; Dean and
  Darden Graduate School of          Charles C. Abbott
  Business                           Professor of the
  University of Virginia             Darden Graduate School
  Massie Road Extended               of Business
  Charlottesville, Virginia  22903   Administration at the
                                     University of Virginia

 Thomas A. Holmes  . . . . . . . .   Director; Retired
  Ingersoll-Rand Company             Chairman and Chief
  200 Chestnut Ridge Road            Executive Officer of
  Woodcliff Lake, New Jersey  07675  Ingersoll-Rand Company

 Robin A. Plumbridge . . . . . . .   Director; Chairman of
  Gold Fields of South Africa        Gold Fields of South
  Limited                            Africa Limited
  P.O. Box 61525
  Marshalltown  2107
  Republic of South Africa

 Moeen A. Qureshi  . . . . . . . .   Director; Chairman of
  Emerging Markets Corporation       Emerging Markets
  2001 Pennsylvania Ave., #1100      Corporation
  Washington, D.C.  20006

 Michael K. Reilly  . . . . . . .    Director; Chairman of
  Zeigler Coal Holding Company       Zeigler Coal Holding
  50 Jerome Lane                     Company
  Fairview Heights, Illinois  62208

 William I.M. Turner, Jr.  . . . .   Director; Chairman and
  EXSULTATE INC.                     Chief Executive
  1981 McGill College Avenue         Officer of EXSULTATE
  Suite 575                          INC.
  Montreal, Quebec H3A 2X1
  Canada

 Robert H. Quenon(2)   . . . . . .   Director, Mining
  7800 Forsyth Blvd. (6th Floor)     Consultant
  St. Louis, MO  63105

 James V. Taranik(2)   . . . . . .   Director, President of
  Desert Research Institute          Desert Research
  7010 Dandini Blvd.                 Institute, University
  Reno, NV  89512                    and Community College
                                     System of Nevada

 Wayne W. Murdy  . . . . . . . . .   Executive Vice
                                     President and Chief
                                     Financial Officer

 John A.S. Dow . . . . . . . . . .   Senior Vice President,
                                     Exploration

 Lawrence T. Kurlander . . . . . .   Senior Vice President,
                                     Administration

 Gary E. Farmar  . . . . . . . . .   Vice President and
                                     Controller

 Patricia A. Flanagan  . . . . . .   Vice President,
                                     Treasurer and
                                     Assistant Secretary

 Joy E. Hansen . . . . . . . . . .   Vice President and
                                     General Counsel

 Donald G. Karras  . . . . . . . .   Vice President, Taxes

 Timothy J. Schmitt  . . . . . . .   Vice President,
                                     Secretary and
                                     Assistant General
                                     Counsel

 W. Durand Eppler(2)   . . . . . .   Vice President,
                                     Business Development
                                     and Planning

 Jack H. Morris(2)   . . . . . . .   Vice President,
                                     Corporate Relations

 W. James Mullin(2)  . . . . . . .   Vice President, North
                                     American Operations

 Jeffrey R. Huspeni(2)   . . . . .   Director of Mine
                                     Geology

(1) Unless otherwise indicated, the principal business address of each director, executive officer and employee is Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.
(2) Director, officer or employee of Newmont Gold only.

     On December 31, 1996, Midtown One Corp., a wholly-owned subsidiary of Newmont Mining, acquired 200 Santa Fe Shares at a price of $17.50 per Santa Fe Share in a privately negotiated transaction with Mr. and Mrs. David H. Francisco. Mr. Francisco is Vice President, International Operations, of Newmont Gold. On January 6, 1997, Midtown One Corp. acquired an additional 4,600 Santa Fe Shares at a price of $17.50 per Santa Fe Share in a privately negotiated transaction with Mr. and Mrs. Francisco.

     In October, 1996, Santa Fe and Newmont Mining entered into a confidentiality agreement, pursuant to which and in contemplation of a potential transaction between Santa Fe and Newmont Mining, each party provided the other with certain confidential information.

     Newmont Gold leases from Santa Fe certain properties in Eureka County, Nevada pursuant to a Lease of Mining Rights dated November 1, 1977, as amended (the "Lease Agreement"). The Lease Agreement grants to Newmont Gold the exclusive right to mine the nonferrous metals located on the land covered by the Lease Agreement. In addition, Carlin Gold Mining Company (predecessor to Newmont Gold), Southern Pacific Land Company (predecessor to Santa Fe) and certain other individuals have entered into an Agreement for Unitization of Ore Reserves dated as of January 18, 1982 (the "Unitization Agreement"), which provides for unitization of certain of the properties leased pursuant to the Lease Agreement. Pursuant to the terms of both the Lease Agreement and the Unitization Agreement, Newmont Gold is required to pay Santa Fe royalty payments based upon net smelter returns on ores and concentrates sent to smelter or the gross sales price of any gold or silver bullion produced and sold from Newmont Gold's mills. In 1995, the aggregate amount of such royalty payments was approximately $4 million. The Lease Agreement is renewable annually but will otherwise terminate on November 1, 2002. The Unitization Agreement will remain in effect until Newmont Gold determines that all gold ores located on the properties covered by the Unitization Agreement are mined. In addition, Newmont Gold also leases from an affiliate of Santa Fe certain other properties in Eureka County, Nevada pursuant to a Minerals Sublease dated April 1, 1991 (the "Mineral Sublease"). The Mineral Sublease grants to Newmont Gold the right to explore, develop, mine, recover and process minerals located on the land covered by the Mineral Sublease. Pursuant to the terms of the Mineral Sublease, Newmont Gold is required to pay Santa Fe's affiliate at least $12,800 per year plus an annual royalty of 5% of net returns of minerals mined and removed. To date, there has been no production on the property which is the subject of the Mineral Sublease. The Mineral Sublease expires on the later to occur of April 1, 2001 and the date on which minerals cease being produced in commercial quantities.

     Effective April 15, 1996, Newmont Exploration Limited ("Newmont Exploration"), a wholly-owned subsidiary of Newmont Gold, entered into an Exploration, Development and Mining Operations Agreement with Santa Fe (the "Exploration Agreement"), pursuant to which the two parties agreed to enter into a joint venture (the "Joint Venture") in order to jointly explore and evaluate the possible development of certain properties located at Mary's Mountain in Eureka County, Nevada. As an initial contribution to the Joint Venture, Newmont Exploration agreed to lease to the Joint Venture 145 unpatented claims and Santa Fe agreed to lease to the Joint Venture five fee sections owned by it and to sublease to the Joint Venture one fee section leased by it. Newmont Exploration also agreed to spend an aggregate of $2,000,000 during the first six years of the effectiveness of the Exploration Agreement. Each party has a 50% interest in the Joint Venture. Newmont Exploration is manager of the Joint Venture. Newmont Exploration may withdraw from the Exploration Agreement prior to the completion of its contribution, subject to its obligation to complete the expenditure of the first $40,000 of exploration expenditures (which obligation it has already met). Each party has the right to withdraw after its contribution, but in the event that it does, it will have no further interest in the Assets (as defined therein) of the Joint Venture. Unless earlier terminated pursuant to its terms, the Exploration Agreement will remain in effect until August 2, 2012 and for so long thereafter as the properties are jointly owned pursuant to the Exploration Agreement.

     From time to time Newmont Exploration has entered into confidentiality agreements with third parties, including Santa Fe, covering the exchange of data relating to mining exploration potential. Such agreements customarily have a term of one to two years.

                OTHER REPRESENTATIVES OF NEWMONT MINING WHO MAY
                    COMMUNICATE WITH SANTA FE SHAREHOLDERS

   NAME AND PRINCIPAL       PRESENT OFFICE OR OTHER
  BUSINESS ADDRESS (1)      PRINCIPAL OCCUPATION OR
                                   EMPLOYMENT

 Peter D. Brundage . . .   Managing Director,
  Goldman, Sachs & Co.     Goldman, Sachs & Co.
  100 Crescent Court
  Suite 1000
  Dallas, Texas  75201

 Robert P. Fisher  . . .   Managing Director,
                           Goldman, Sachs & Co.

 Steven M. Heller  . . .   Managing Director,
                           Goldman, Sachs & Co.

 Lance G. Gilliland  . .   Associate, Goldman, Sachs
                           & Co.

 Gregory A. Gonsalves  .   Associate, Goldman, Sachs
                           & Co.

 Sean J. Glodek  . . . .   Analyst, Goldman, Sachs &
                           Co.

(1) Unless otherwise indicated, the principal business address of each representative of Goldman, Sachs & Co. is Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

     Pursuant to a letter agreement dated October 24, 1996 (the "Letter Agreement"), Goldman, Sachs & Co. ("Goldman Sachs") is providing certain financial advisory services to Newmont Mining in connection with the Offer. Under the Letter Agreement, Newmont Mining has agreed to pay Goldman Sachs for its financial advisory services (including its services as Dealer Manager) in connection with the Offer (i) a minimum fee of $200,000 upon execution of the Letter Agreement (the "Minimum Fee"), (ii) a transaction fee of 0.40% of the aggregate consideration paid in an acquisition, if more than 50% of the Santa Fe Shares or more than 50% of the assets of Santa Fe are acquired (less fees already paid, provided, however, the Minimum Fee shall not be so credited if such fee was paid more than one year prior to the consummation of the transaction), and (iii) a mutually acceptable fee of no less than 0.40% of the aggregate consideration paid in an acquisition, if less than 50% of the Santa Fe Shares or less than 50% of the assets of Santa Fe are acquired.

     If Newmont Mining enters into an agreement to acquire Santa Fe (the "Agreement") and Newmont Mining receives a payment on account of the termination of the Agreement, Newmont Mining shall pay Goldman Sachs a fee of 15% of such payment (less reasonable legal expenses and out-of-pocket expenses incurred by Newmont Mining). Newmont Mining has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel incurred in connection with its engagement, and has agreed to indemnify each of Goldman Sachs and certain related persons and entities against certain liabilities and expenses in connection with Goldman Sachs' engagement, including certain liabilities under the federal securities laws. Goldman Sachs will not receive any fee for or in connection with the communication with Santa Fe shareholders by its employees apart from the fees it is otherwise entitled to receive as described above.

     In addition to the fees to be received by Goldman Sachs in connection with its engagement as financial advisor to Newmont Mining, Goldman Sachs has in the past rendered and is expected to continue to render various investment banking and financial advisory services for Newmont Mining for which it has received customary compensation. Goldman Sachs also has in the past rendered various investment banking and financial advisory services for Santa Fe for which it has received customary compensation.

     Goldman Sachs engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Goldman Sachs may actively trade the equity and debt securities of Santa Fe for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. As of February 18, 1997, Goldman Sachs held a net long position of approximately 34,003 Santa Fe Shares. Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, by the Securities and Exchange Commission or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs.